

October 28, 2011

<u>Via E-mail</u>
W. Wesley McMullan
President and Chief Executive Officer
Federal Home Loan Bank of Atlanta
1475 Peachtree Street, NE
Atlanta, Georgia 30309

Re: Federal Home Loan Bank of Atlanta
Form 10-K for the Fiscal Year ended December 31, 2010
Filed March 25, 2011
Form 10-Q for the Fiscal Quarter ended June 30, 2011
Filed August 10, 2011
File No. 0-51845

Dear Mr. McMullan:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Christian Windsor

                                        Christian Windsor
                                        Special Counsel